Exhibit 21.1

List of Subsidiaries of Ambac Financial Group, Inc.
The following is a list of significant and other subsidiaries of Ambac Financial Group, Inc. The state of incorporation of each subsidiary is included in parentheses after its name.

Name	State of Incorporation
Ambac Asset Management, Inc.	(Delaware)
Ambac Assurance Corporation	(Wisconsin)
Ambac Assurance UK Limited	(United Kingdom Insurance Company)
Ambac Capital Corporation	(Delaware)
Ambac Conduit Funding LLC	(Delaware)
Ambac Credit Products, LLC	(Delaware)
Ambac Financial Services, LLC	(Delaware)
Ambac Investments, Inc.	(Delaware)
Ambac LSNI, LLC	(Cayman Islands)
Everspan Holdings, LLC	(Delaware)
Everspan Indemnity Insurance Company	(Arizona)
Everspan Insurance Company	(Arizona)
Juneau Investments LLC	(Delaware)
P2MGA Holdings, LLC	(Delaware)
Sitka Holdings, LLC	(Cayman Islands)
22° Business Services LLC	(Delaware)
Xchange Affinity Underwriting Agency, LLC	(Delaware)
Xchange Benefits, LLC	(Delaware)